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The Bond Fund of America
333 South Hope Street
Los Angeles, California  90071
Phone (213) 486-9200

Kimberly S. Verdick
Secretary

February 25, 2010

Ms. Laura Hatch, Staff Accountant
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	The Bond Fund of America, Inc.
File Nos. 002-50700 and 811-02444

Dear Ms. Hatch:

This letter is in response to oral comments we received from you on January 27, 2010 to the fund’s Post-Effective Amendment No. 59 to the Registration Statement under the Securities Act of 1933 and Amendment No. 40 to the Registration Statement under the Investment Company Act of 1940.  We appreciate your prompt response to the filing.

Our responses to your comments are set forth below. We will incorporate any changes to the fund’s Registration Statement in a filing pursuant to Rule 485(b) to be automatically effective on March 1, 2010.

1.         Principal investment strategies – page 2 of the fund’s prospectus

Comment:  If the fund invests in bonds issued by corporations please specifically state that the fund may invest in these securities.

Response:   The fund does invest in corporate bonds. We will update the disclosure to address your comment.

2.         Principal investment strategies – page 2 of the fund’s prospectus

Comment:  Please describe the limits, if any, on the maturities of the debt securities in which the fund may invest.

Response:   The fund invests in debt securities with a wide range of maturities. We will update the disclosure accordingly.

3.         Investment results – page 5 of the fund’s prospectus

Comment:  The second footnote to the table refers to fund shares. The footnote should refer to the indexes listed in the table.

Response:   We agree and will update the disclosure to address your comment.

The changes described above will also be made to the fund’s retirement plan prospectus, to the extent the change applies to that document. Thank you for your consideration of our response to your comments.

If you have any questions please do not hesitate to contact me at (213) 486-9345 or Tim McHale at (213) 615-0404.

Sincerely,
/s/ Kimberly S. Verdick
Kimberly S. Verdick
Secretary